EXHIBIT 12

                             CARRIAGE SERVICES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (UNAUDITED AND IN THOUSANDS)

                                                                                            SIX MONTHS
                                                                                           ENDED JUNE 30,
                                                                                           --------------
                                    1995*        1996*      1997       1998       1999         2000
                                  --------     --------   --------   --------   --------   --------------
Fixed charges:
     Interest expense .........   $  3,684     $  4,347   $  5,889   $  9,720   $ 17,358   $       10,434
     Amortization of
       capitalized expenses
       related to debt ........         50          150        200        150        242              248
       Rental expense .........        317          308        629        720        876              548
                                  --------     --------   --------   --------   --------   --------------
Total fixed charges before
     capitalized interest and
     preferred stock dividends.      4,051        4,805      6,718     10,590     18,476           11,230
Capitalized interest ..........        175          250        450        600        686              322
                                  --------     --------   --------   --------   --------   --------------
       Total fixed charges ....      4,226        5,055      7,168     11,190     19,162           11,552
Preferred stock dividends .....       --          1,037      1,627      1,082        167               77
                                  --------     --------   --------   --------   --------   --------------
       Total fixed charges
         plus preferred
         dividends ............     4,226        6,092      8,795     12,272     19,329           11,629
                                  --------     --------   --------   --------   --------   --------------
Earnings available for fixed
     charges: .................     (1,800)         345      8,217     17,023     19,361            5,898
Add fixed charges before
     capitalized interest and
     preferred stock dividends.      4,051        4,805      6,718     10,590     18,476           11,230
                                  --------     --------   --------   --------   --------   --------------
Total earnings available
     For fixed charges ........   $  2,251     $  5,150   $ 14,935   $ 27,613   $ 37,837   $       17,128
                                  ========     ========   ========   ========   ========   ==============
Ratio of earnings to
     fixed charges (1) ........       0.53         1.02       2.08       2.47       1.97             1.48
                                  ========     ========   ========   ========   ========   ==============
Ratio of earnings to fixed
     charges plus dividends (1)       0.53         0.85       1.70       2.25       1.96             1.47
                                  ========     ========   ========   ========   ========   ==============

(1) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

* Earnings were inadequate to cover fixed charges. The coverage deficiency was $1,975,000 and $942,000 for 1995 and 1996 respectively.